1. Name and Address of Reporting Person
   BARNES, MICHAEL W.
   2280 N. Greenville
   Richardson, TX 75082
2. Issuer Name and Ticker or Trading Symbol
   Fossil Inc. (FOSL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Divisonal President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock <F1>               02/24/2003            A         15000 <F2>  A   $0.0000    168808         D
Common Stock                                                                               1012 <F3>      I           Independent
                                                                                                                      Administrator
                                                                                                                      of Estate

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0.6666                                                   01/01/2010 Common                      35000   D
Options                                                                          Stock
(Right to
buy)
Stock       $7.4584                                                   10/25/2010 Common                      52499   D
Options                                                                          Stock
(Right to
buy)
Stock       $10.6667                                                  02/02/2010 Common                      22500   D
Options                                                                          Stock
(Right to
buy)
Stock       $12.0278                                                  02/12/2009 Common                      28897   D
Options                                                                          Stock
(Right to
buy)
Stock       $13.8334                                                  01/14/2012 Common                      52500   D
Options                                                                          Stock
(Right to
buy)
Stock       $17.5    02/24/2         A         42500       02/24/2004 02/24/2013 Common  42500               42500   D
Options              003                                   <F4>                  Stock
(Right to
buy)

Explanation of Responses:

<F1>
Restricted Stock
<F2>
Shares issued pursuant to 2002 Restricted Stock Plan of Fossil, Inc. subject to the following schedule; one-third per year over three years from date of grant
<F3>
Mr. Barnes acquired voting control of these securites as independent administrator pursuant to letters testamentary executed on September 25, 2002.
<F4>
As to 20%, 2/24/04; as to 20%2/24/05; as to 20% 2/24/06; as to 20% 2/24/07; as
to 20% 02/24/08, cumulatively.

SIGNATURE OF REPORTING PERSON
/s/ MICHAEL W. BARNES

DATE
04/23/2003